EXHIBIT 12
HCA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE QUARTERS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Dollars in millions)

	Quarter		Six Months

	2005	2004	2005	2004

EARNINGS:
Income before minority interests and income taxes	$618	$600	$1,321	$1,197
Fixed charges, excluding capitalized interest	198	167	394	332

	$816	$767	$1,715	$1,529

FIXED CHARGES:
Interest charged to expense	$165	$136	$329	$271
Interest portion of rental expense and amortization of deferred loan costs	33	31	65	61

Fixed charges, excluding capitalized interest	198	167	394	332
Capitalized interest	6	6	12	15

	$204	$173	$406	$347

Ratio of earnings to fixed charges	4.00	4.43	4.22	4.40